

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 15, 2016

Robert F. Licopoli
Chief Executive Officer
360 Sports, Inc.
244 5th Avenue, Suite R260
New York, NY 10001

> **Re: 360 Sports, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 8, 2016**
> **File No. 024-10517**

Dear Mr. Licopoli:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2016 letter.

Cover Page of Offering Circular

1. We note that you intend to conduct the offering on a continuous basis. We also note your disclosure that the sale to the public shall commence within 30 days following the date the offering statement is qualified. To the extent you intend to conduct a continuous offering, please revise your disclosure to clarify that the offering will commence within two calendar days after the qualification date. Refer to Securities Act Rule 251(d)(3)(i)(F).

<u>Signatures</u>

2. We note the reference to January 20, 2016 on your signature page. Please update with your next amendment.

    Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure